Protokinetix, Inc.

Issued and outstanding as of April 11, 2005: 34,129,038
Issued and outstanding as of May 3, 2005: 35,309,038

Trading history April 4 - April 28, 2005			Share Sale Limits under Rule 144
			# Shares	1,600,000.00
Date	Closing price	Volume	total I&O shares	34,129,038
4-Apr	0.58	83,720	1%	341,290
5-Apr	0.55	37,500	week av. Volume	585,773.50
6-Apr	0.49	168,150	Max # shares sold in 3 months	585,774
7-Apr	0.53	117,800	# months	8.19
8-Apr	0.6	336,670
weekly volume:		743,840

11-Apr	0.64	106,875
12-Apr	0.64	159,400
13-Apr	0.65	69,000
14-Apr	0.68	101,801
15-Apr	0.69	128,800
weekly volume:		565,876

18-Apr	0.7	54,012
19-Apr	0.71	108,300
20-Apr	0.71	92,797
21-Apr	0.72	47,250
22-Apr	0.83	159,213
weekly volume:		461,572

25-Apr	0.74	134,050
26-Apr	0.795	61,622
27-Apr	0.89	112,955
28-Apr	0.86	82,354
29-Apr	0.9	180,825
weekly volume:		571,806

Average weekly volume :		585,774